EXHIBIT 4.2



                          AMENDMENT TO
                   EPIC FINANCIAL CORPORATION
                  2003 STOCK COMPENSATION PLAN


1.   The Epic Financial Corporation 2003 Stock Compensation Plan
     (the "Plan"), which was adopted on April 16, 2003, is hereby amended to read as follows:

     "5. Stock Subject to Plan. Subject to adjustments as provided in Section 9(A) hereof, the aggregate amount of Common Stock as to which Awards may be granted under the Plan shall not exceed 2,700,000 shares and may be authorized but unissued shares or treasury shares. The Board shall maintain records showing the cumulative number of shares of Common Stock."

2. All other provisions of the Plan shall remain in full force and effect.

3.   This Amendment shall be effective on October 2, 2003.